Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179687

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus Dated March 24, 2014)

29,174,957 Shares of Common Stock

This prospectus supplement no. 5 supplements the prospectus dated March 24, 2014, relating to the offering of up to 29,174,957 shares of our common stock that were issued to selling stockholders in connection with a recapitalization of Dune Energy, Inc.’s capital structure.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on September 18, 2014.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB tier of the OTC Markets Group Inc. under the symbol “DUNR.” On September 18, 2014, the closing price of our common stock was $0.30.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 19, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2014

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 17, 2014, Dune Energy, Inc., a Delaware corporation (the “Company”), Eos Petro, Inc., a Nevada corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Eos (“Merger Subsidiary”), entered into an Agreement and Plan of Merger dated September 17, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary, will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $0.30 per share payable to the holder in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”). In addition to the Offer Price, Eos and Purchaser shall provide the Company with sufficient funds to pay in full and discharge all of the Company’s outstanding indebtedness and shall assume liability for all of the Company’s trade debt, as well as fees and expenses related to the Merger Agreement and the transactions contemplated therein.

The Merger Agreement provides that Eos, through Merger Subsidiary, will commence the Tender Offer as promptly as practicable, and, in any event, no later than October 9, 2014. The Tender Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Each Share accepted by Merger Subsidiary in accordance with the terms of the Tender Offer will be exchanged for the right to receive the Offer Price. Eos will cause Merger Subsidiary to accept for payment, and Merger Subsidiary will accept for payment, all Shares validly tendered and not withdrawn, pursuant to the terms of the Tender Offer, as soon as practicable after the expiration date of the Tender Offer subject to satisfaction of the terms and conditions set forth in the Merger.

Completion of the Tender Offer is subject to certain minimum conditions (the “Minimum Tender Conditions”), including (i) that a majority of the Shares outstanding be validly tendered and not validly withdrawn prior to the expiration of the Tender Offer; (ii) the absence of a material adverse effect on the Company; and (iii) certain other customary conditions. Pursuant to the Merger Agreement, if the Minimum Tender Conditions are satisfied but fewer than 90% of the outstanding Shares of the Company are tendered, the Company shall issue to Merger Subsidiary, and Merger Subsidiary shall purchase (the “Top-Up Option”), at a price per share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) that, when added to the number of Shares owned by Eos, Merger Subsidiary or their respective affiliates at the time of the Closing of the purchase of Top-Up Shares (after giving effect to the closing of the Tender Offer), shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up Option shall not be exercisable (i) if any law or judgment then in effect shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares and (ii) unless Merger Subsidiary has accepted for payment all Shares validly tendered in the Tender Offer and not withdrawn.

The Merger Agreement also provides that following completion of the Tender Offer and the Top-Up Option, if applicable, the parties will complete a second-step merger, pursuant to which Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Eos. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Tender Offer (other than Shares (i) owned by Eos, Merger Subsidiary, the Company and any of their respective subsidiaries or (ii) for which appraisal has been properly demanded and perfected under Delaware law), will be converted into the right to receive an amount in cash equal to the Offer Price and on the terms and conditions set forth in the Merger Agreement.

Options and warrants to purchase Shares that are outstanding, whether or not vested, immediately prior to the Effective Time, will be canceled and converted automatically into the right to receive, in exchange for the cancellation of such options or warrants, an amount of cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option or warrant immediately prior to the Effective Time and (y) the Offer Price, less the per Share exercise price of such option or warrant. Each outstanding restricted share, restricted share unit and deferred stock unit of the Company will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

The closing of the Merger is subject to customary closing conditions, but neither the Tender Offer nor the Merger is subject to a financing condition. In addition, Eos has provided the Company with a limited guarantee in favor of the Company guaranteeing the payment and performance owed by Merger Subsidiary pursuant to the Merger Agreement. If Merger Subsidiary achieves ownership of 90% of the outstanding Shares through the Tender Offer and any subsequent offering period, including any exercise of the Top-Up Option described above, it may effect the Merger as a short-form merger pursuant to Delaware law without a vote or any further action by the Company stockholders. Otherwise, the approval of the Company’s stockholders holding a majority of the Shares will be required to approve the Merger. In this event, the Company will call and convene a special stockholder’s meeting to obtain this approval, and Merger Subsidiary will vote all Shares it acquires pursuant to the Tender Offer and subsequent offering period, if any, in favor of the adoption of the Merger, thereby assuring approval.

Eos and the Company have made customary representations, warranties and covenants in the Merger Agreement. The Company has agreed to use commercially reasonable efforts to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, including not taking certain specified actions, prior to consummation of the Merger.

The Company has also agreed not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, but still may, on the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited alternative acquisition proposal that constitutes, or the Company’s board of directors (the “Board”) determines would reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and if the Board determines in good faith that the failure to take such action could reasonably likely result in a breach of its fiduciary duties.

The Merger Agreement contains certain termination rights by Eos and the Company, including, with respect to the Company, in the event that the Company receives a superior proposal. In connection with the termination of the Merger Agreement under specified circumstances, including with respect to the acceptance of a superior proposal by the Company, the Company may be required to pay Eos a termination fee equal to $3.5 million. Additionally, in connection with the termination of the Merger Agreement under specified circumstances, including with respect to the failure of Eos to obtain the financing to complete the Tender Offer and Merger, the Eos may be required to pay the Company a termination fee equal to $5.5 million. The Merger Agreement also provides that the Company may specifically enforce Eos’s and Merger Subsidiary’s obligations under the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated therein is not complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference.

The Merger Agreement and the foregoing description of the Merger Agreement have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such contracting parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating contractual risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts of the Company, Eos or Merger Subsidiary or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 3.02 Unregistered Sale of Equity Securities.

Pursuant to the Merger Agreement, if the Minimum Tender Conditions are satisfied but fewer than 90% of the outstanding Shares of the Company are tendered, the Company shall issue to Merger Subsidiary, and Merger Subsidiary shall purchase, at a price per Share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares that, when added to the number of Shares owned by Eos, Merger Subsidiary or their respective affiliates at the time of the Closing of the purchase of Top-Up Shares (after giving effect to the closing of the Tender Offer), shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up Option shall not be exercisable (i) if any law or judgment then in effect shall prohibit the exercise of the Top-Up option or the delivery of the Top-Up Shares and (ii) unless Eos or Merger Subsidiary has accepted for payment all Shares validly tendered in the Tender Offer and not withdrawn.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 16, 2014, the Board approved the acceleration of the earning of six month cash bonuses pursuant to the Company’s 2014 Bonus Program for the Company’s employees, including the Company’s named executives, for their performance for the first half of the current fiscal year. The acceleration of the cash bonuses awarded under the 2014 Bonus Program are intended to ensure employee retention through the closing of the Merger Agreement, as the accelerated bonus is only payable to employees of the Company as of the Effective Time.

Under the 2014 Bonus Program, each participant in the 2014 Bonus Program is assigned a target bonus for 2014. A participant’s bonus will be determined by multiplying the participant’s target bonus by a performance factor determined based upon the Company’s performance and the participant’s individual performance. Actual bonuses may range from 0 percent (no bonus) to 200 percent of the participant’s target bonus. The metrics used to determine each participant’s bonus under the 2014 Bonus Program will be (i) reserve growth, (ii) production growth, (iii) lease operating expense reduction and (iv) individual goals. Pursuant to the accelerated six month cash bonuses, the employees of the Company, excluding named executive officers, were granted an aggregate of $599,477.

The following table sets forth the six month retention bonuses payable to the named executive officers under the 2014 Bonus Program:

Officer and Title	Bonus
James A. Watt, President and Chief Executive Officer	$279,033
Frank T. Smith, Jr., Senior Vice President and Chief Financial Officer	$95,459
Hal L. Bettis, Chief Operating Officer	$81,822
Richard H. Mourglia, Senior Vice President, Land and General Counsel	$72,123

Important Information for Investors and Security Holders

A Tender Offer for the outstanding Shares of the Company described herein has not yet commenced. No statement in this document is an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of the Company’s Shares will be made only pursuant to an offer to purchase and related materials that Merger Subsidiary intends to file with the SEC. When the Tender Offer is commenced, Eos and Merger Subsidiary will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Investors and stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 carefully when they become available, as well as other documents filed with the SEC before any decision is made with respect to the Tender Offer, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Company stockholders, and these and other materials filed with the SEC may also be obtained by contacting the Company’s information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of these documents that are filed with the SEC from the Company at http://www.duneenergy.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of the Company with respect to the proposed Tender Offer, Merger and related transactions, including the timing of the completion of the Merger with Merger Subsidiary. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Company and any related Tender Offer and Merger may not be consummated, or may not be consummated in a timely manner. The Company’s business as a whole is subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, and quarterly and current reports on Form 10-Q and 8-K. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. The Company assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.*

99.1	Press Release, issued by the Company and Eos Petro, Inc., dated September 18, 2014 (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 18, 2014).

*	Certain exhibits and schedules have been omitted. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits and schedules upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: September 18, 2014	By:	/s/ James A. Watt
Name: James A. Watt
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

99.1	Press Release, issued by the Company and Eos Petro, Inc., dated September 18, 2014 (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 18, 2014).